Exhibit 99.5

INDEPENDENT AUDITORS’ CONSENT

We consent to the inclusion of our reports dated February 12, 2003, appearing in this Annual Report on Form 40-F/A of Sun Life Financial Services of Canada Inc. for the year ended December 31, 2002.

/s/ “Deloitte & Touche LLP”

DELOITTE & TOUCHE LLP
Chartered Accountants
Toronto, Canada
February 18, 2003